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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO 13d-1(a) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(a)


                               PlanetRx.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   727049 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Thomas M. Boudreau, Esq.
                    Senior Vice President of Administration,
                          General Counsel and Secretary
                            c/o Express Scripts, Inc.
                              13900 Riverport Drive
                           Maryland Heights, MO 63043
                                 (314) 770-1666
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with copies to:

                           Michael J. McLaughlin, Esq.
                    Senior Vice President and General Counsel
                       c/o New York Life Insurance Company
                                51 Madison Avenue
                            New York, New York 10010
                                 (212) 576-4803


                                October 13, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
                         (Continued on following pages)
                              (Page 1 of 28 Pages)

 CUSIP No. 727049 10 8              Schedule 13D              Page 2 of 28 Pages


--------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        Express Scripts, Inc. 43-1420563
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)___
                                                                (b)___

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                                 OO (See Item 3)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   ____
             PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES       7     SOLE VOTING POWER

                                10,369,990 (See Item 5)
                        --------------------------------------------------------
BENEFICIALLY OWNED BY     8     SHARED VOTING POWER
                                        0
                        --------------------------------------------------------
    EACH REPORTING        9     SOLE DISPOSITIVE POWER
                                10,369,990 (See Item 5)
                        --------------------------------------------------------
     PERSON WITH          10    SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,369,990 shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      ____
             CERTAIN SHARES*
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    19.9%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                                       CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 727049 10 8              Schedule 13D              Page 3 of 28 Pages

--------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        YourPharmacy.com, Inc. 43-1842584
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)__
                                                                  (b)__
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                                 OO (See Item 3)
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  ____
             PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES       7     SOLE VOTING POWER

                                10,369,990 (See Item 5)
                        --------------------------------------------------------
BENEFICIALLY OWNED BY     8     SHARED VOTING POWER

                                          0
                        --------------------------------------------------------
    EACH REPORTING        9     SOLE DISPOSITIVE POWER

                                10,369,990 (See Item 5)
                        --------------------------------------------------------
     PERSON WITH          10    SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,369,990 shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   ____
             CERTAIN SHARES*
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      19.9%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                                       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 727049 10 8              Schedule 13D              Page 4 of 28 Pages

--------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   New York Life Insurance Company 13-5582869

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)___
                                                                 (b)___

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                                 OO (See Item 3)

--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   ____
             PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York
--------------------------------------------------------------------------------
   NUMBER OF SHARES       7     SOLE VOTING POWER

                                10,369,990 (See Item 5)
                        --------------------------------------------------------
BENEFICIALLY OWNED BY     8     SHARED VOTING POWER

                                        0
                        --------------------------------------------------------
    EACH REPORTING        9     SOLE DISPOSITIVE POWER

                                10,369,990 (See Item 5)
                        --------------------------------------------------------
     PERSON WITH          10    SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,369,990 shares of Common Stock (See Item 5)

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   ____
             CERTAIN SHARES*

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  19.9%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                                       IC

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 727049 10 8              Schedule 13D              Page 5 of 31 Pages
--------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              NYLIFE LLC 13-4081725
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)____
                                                                 (b)____

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                                 OO (See Item 3)

--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ___ PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES       7     SOLE VOTING POWER

                                10,369,990 (See Item 5)
                        --------------------------------------------------------
BENEFICIALLY OWNED BY     8     SHARED VOTING POWER

                                        0
                        --------------------------------------------------------
    EACH REPORTING        9     SOLE DISPOSITIVE POWER

                                10,369,990 (See Item 5)
                        --------------------------------------------------------
     PERSON WITH          10    SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,369,990 shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   ____
             CERTAIN SHARES*

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   19.9%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                                       OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 727049 10 8              Schedule 13D              Page 6 of 28 Pages
--------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  NYLIFE HealthCare Management, Inc. 13-3155670
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)___
                                                                   (b)___

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                                 OO (See Item 3)
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    ____
             PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES       7     SOLE VOTING POWER

                                10,369,990 (See Item 5)
                        --------------------------------------------------------
BENEFICIALLY OWNED BY     8     SHARED VOTING POWER

                                         0
                        --------------------------------------------------------
    EACH REPORTING        9     SOLE DISPOSITIVE POWER

                                10,369,990 (See Item 5)
                        --------------------------------------------------------
     PERSON WITH          10    SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,369,990 shares of Common Stock (See Item 5)

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   ___
             CERTAIN SHARES*

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     19.9%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                                       CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 727049 10 8              Schedule 13D              Page 7 of 28 Pages

     This statement is being filed while the Reporting Persons are in the process of verifying information required herein from the directors and executive officers of the Reporting Persons. If the Reporting Persons obtain information that would cause a change in the information contained in this statement on Schedule 13D, an amendment to this statement will be filed which will set forth such change in information.

Item 1.       Security and Issuer

     This Statement on Schedule 13D (the "Schedule 13D") relates to shares of Common Stock, par value $0.0001 per share (the "Shares"), of PlanetRx.com, Inc. ("PlanetRx" or the "Company"), a Delaware corporation. The principal executive offices of PlanetRx are located at 349 Oyster Point Blvd., Suite 201, South San Francisco, CA 94080.

Item 2.       Identity and Background

                  (a)-(c), (f) The name, state of incorporation and business address of the persons filing this statement (together, the "Reporting Persons") are:

              (1) Express Scripts,  Inc., a Delaware  corporation  ("ESI") 13900
                  Riverport Drive, Maryland Heights, MO 63043, U.S.A.

              (2) YourPharmacy.com,  Inc., a Delaware  corporation ("YPC") 13900
                  Riverport Drive, Maryland Heights, MO 63043, U.S.A.

              (3) New York Life Insurance  Company,  a New York mutual insurance company ("NYL") 51 Madison Avenue, New York, NY 10010, U.S.A.

              (4) NYLIFE LLC, a Delaware limited liability company ("NYLife") 51
                  Madison Avenue, New York, NY 10010, U.S.A.

              (5) NYLIFE  HealthCare  Management,  Inc., a Delaware  corporation
                  ("NYLIFE HealthCare") 51 Madison Avenue, New York, NY 10010, U.S.A.

     ESI is headquartered in St. Louis, Missouri, and is the largest full-service pharmacy benefit management (PBM) company independent of pharmaceutical manufacturer or drugstore ownership in North America. The Company coordinates the distribution of outpatient pharmaceuticals through a combination of benefit management services, including retail drug card programs, mail pharmacy services, formulary management programs and other clinical management programs. The Company provides these types of services for clients that include health maintenance organizations (HMOs), health insurers, third-party administrators, employers and union-sponsored benefit plans.

     The Company's PBM services are provided to approximately 36 million members enrolled in health plans sponsored by the Company's clients, excluding members from United HealthCare Group. The Company delivers its PBM services through networks of more than 52,000 retail pharmacies, representing more than 99 percent of all U.S. retail pharmacies and five Company-owned mail pharmacy service centers.

     YPC is a wholly owned subsidiary of ESI.

     NYL, together with its subsidiaries, is one of the largest insurance companies in the United States measured by assets. NYL and its affiliates offer life insurance, annuity, and securities products and services such as institutional and retail mutual funds and 401(k) products, and also provides institutional asset management and trust services. NYL is the parent of NYLife, which is the parent of a number of non-insurance subsidiaries, including NYLIFE HealthCare, which owns all the outstanding shares of class B common stock of ESI. Holders of Class A common stock of ESI are entitled to one vote for each share held by them on all matters presented to stockholders. Pursuant to ESI's certificate of incorporation, the holders of class B common stock have ten votes per share. As a result of the disproporationate voting rights given to holders of Class B common stock, NYLIFE HealthCare owns approximately 86.2% of the combined voting power of ESI's common stock. The address of the principal business and the principal office of NYL, NYLife and NYLIFE HealthCare is 51 Madison Avenue, New York, New York 10010.

     Information relating to the directors and executive officers of the Reporting Persons is contained in Appendix A attached hereto and is incorporated herein by reference.

     (d) and (e) None of the Reporting Persons, nor, to the best of their knowledge, any of the persons listed in Appendix A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration

     On October 13, 1999, YPC acquired the Shares of PlanetRx described herein pursuant to the Asset Contribution and Reorganization Agreement dated as of August 31, 1999. A copy of the Asset Contribution and Reorganization Agreement, is attached hereto as Exhibit 1 to this Schedule 13D and is incorporated herein by reference. A description of the terms and conditions of the agreement is contained in Item 6 hereof, which description is incorporated herein by reference.

Item 4.       Purpose of Transaction

     The Reporting Persons acquired the Shares for investment purposes and as part of the strategic relationship described in Item 6. Depending upon their evaluation of the Company's business and prospects, future developments, alternative uses of funds, market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional securities of PlanetRx in the open market or in private transactions or otherwise, or may dispose of all or a portion of the securities of PlanetRx that the Reporting Persons own or hereafter may acquire. The Reporting Persons reserve the right to exercise any and all of their respective rights and privileges as securityholders of PlanetRx. The Reporting Persons, however, have no present plans or proposals that would relate to or result in an extraordinary corporate transaction such as a merger, reorganization or liquidation involving PlanetRx or any or its subsidiaries or a sale or other transfer of a material amount of assets of PlanetRx or any of its subsidiaries, any material change in the capitalization or dividend policy of PlanetRx or any other material change in PlanetRx's corporate structure or business. However, pursuant to the Asset Contribution and Reorganization Agreement, ESI is designated one member of the Board of Directors of PlanetRx as long as ESI's percentage beneficial ownership is not less than 5%, and has so designated Barrett Toan. See Item 6, which is incorporated herein by reference.

Item 5.       Interest in Securities of the Issuer.

     (a) and (b). Under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons currently have beneficial ownership of 10,369,990 Shares of PlanetRx. This amount constitutes approximately 19.9% of the outstanding Shares, based upon a total of 52,110,503 outstanding Shares as of October 13, 1999, as represented by PlanetRx to the Reporting Persons on such date.

     The Reporting Persons have the sole power to vote and the sole power to dispose such Shares, provided that YPC has agreed not to sell or dispose of its shares without the prior written consent of Goldman Sachs & Co. for 180 days after October 7, 1999 (the "Lock-up Agreement"), as described in Item 6 below. A copy of the Lock-up Agreement is filed as Exhibit 5 to this Schedule 13D and incorporated herein by reference. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owner of any Shares other than those discussed in this paragraph.

     (c) Except as set forth in this Item 5 or Item 4, Item 6 or in Appendix B attached hereto and incorporated herein by reference, to the best knowledge of the Reporting Persons, neither the Reporting Persons nor any directors or executive officers of any of the Reporting Persons and no other person described in Item 2 hereof have, beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Shares.

     (d) No one else will have the right to receive or the power to direct the receipt of dividends from the Shares owned by the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Reporting Persons and, to the best knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons, do not have any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Company other than as indicated below and elsewhere herein.

      Asset Contribution and Reorganization Agreement and Other Agreements

     On October 13, 1999, ESI and YPC completed the transactions contemplated by the Asset Contribution and Reorganization Agreement dated as of August 31, 1999 (the "Contribution Agreement") with the Company, PRX Holdings, Inc. ("Holdings"), and PRX Acquisition Corp. ("Acquisition Sub"). Pursuant to the Contribution Agreement, YPC contributed certain operating assets constituting its e-commerce business in prescription and non-prescription drugs and health and beauty aids to Holdings in exchange for 19.9% of the post-initial public offering (the "IPO") common equity of Holdings and the Company assumed certain obligations of YPC. Simultaneously, Acquisition Sub merged into the Company and shareholders of the Company received stock in Holdings, which changed its name to "PlanetRx.com Inc." Additionally, PlanetRx assumed options granted to YPC employees which converted into options to purchase approximately 1.8 million shares of PlanetRx common stock.

     As a result of the transactions, YPC became a 19.9% shareholder in the new PlanetRx (formerly Holdings), which will conduct business as an internet pharmacy. PlanetRx filed a registration statement on Form S-1, as amended (No. 333-82485), relating to its IPO. A copy of the Contribution Agreement is filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

     Also on August 31, 1999, Express Scripts entered into an Agreement with PlanetRx pursuant to which Express Scripts has designated PlanetRx as Express Scripts' exclusive internet pharmacy in the United States for a term of five years, with a right to participate in the Express Scripts pharmacy network for ten years. Under the agreement, customers who are covered under an ESI pharmacy benefit plan will generally be able to fill prescriptions at PlanetRx's website and will be entitled to receive the benefits of the coverage under the ESI pharmacy benefit plan. The agreement also provides for various co-operative marketing activities by Express Scripts and PlanetRx. Pursuant to this agreement, PlanetRx will make certain payments to Express Scripts annually over the term of the agreement, with a minimum payment obligation of $11,650,000 annually for five years, plus reimbursement of certain expenses, with a potential five year extension (subject to certain conditions), plus an incremental fee based on ESI's members' activity on PlanetRx's website. ESI has committed to exclusively co-brand and co-market PlanetRx as ESI's online pharmacy. Co-branding includes but is not limited to placing PlanetRx's name, logo and other information about PlanetRx on ESI's website and marketing and sales materials. Co-marketing includes ESI promoting PlanetRx as ESI's online pharmacy in ESI's marketing and sales activities. The agreement became effective on October 13, 1999. PlanetRx will also be included in the ESI network as an authorized pharmacy for a minimum of ten years. The agreement contains customary termination, default and indemnification provisions. A copy of the Agreement is filed as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

     As part of the relationship, PlanetRx agreed to certain exclusivity provisions that precludes it from directly or indirectly operating as a pharmacy benefit manager. PlanetRx also agreed to appoint a designee of ESI to its board of directors within five business days after October 13, 1999, and agreed to include the director designated by ESI in the group of nominees that PlanetRx recommends for election at each meeting of their stockholders to elect directors as long as ESI's percentage beneficial ownership is not less that 5%. ESI has designated Barrett A. Toan, who became a director of PlanetRx on October 19, 1999. See Appendix A attached hereto for additional information concerning Mr. Toan.

         Lock-up Agreement

     In connection with the IPO, YPC agreed not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock for 180 days after October 7, 1999, except with the prior written consent of Goldman, Sachs & Co. Goldman, Sachs & Co., however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. A copy of the Lock-up Agreement is filed as
Exhibit 5 to this Schedule 13D and incorporated herein by reference.

         Registration Rights Agreements

     Pursuant to the Contribution Agreement, YPC was made a party to an Investors Rights Agreement (the "Investors' Rights Agreement") dated as of June 3, 1999 between PlanetRx and certain investors of PlanetRx. The Investors' Rights Agreement, as amended, provides registration rights for certain holders of common stock of PlanetRx, including YPC. The holders are entitled to demand that PlanetRx register their shares of PlanetRx common stock under the Securities Act of 1933, as amended (the "Securities Act"), at any time after six months after October 7, 1999, the effective date of the IPO of PlanetRx, upon request from the holders of at least 30% of the registrable securities with an anticipated aggregate offering price of at least $7.5 million. PlanetRx is not required to effect more than two such demand registrations. If PlanetRx proposes to register any of its securities under the Securities Act, either for its own account or for the account of other securityholders exercising registration rights, these holders are entitled to certain "piggyback" registration rights, i.e., notice of that PlanetRx is effecting a registration under the Securities Act and the right to include their shares therein, subject to certain conditions and limitations. Further, the holders may require PlanetRx to file additional registration statements on Form S-3 upon request from the holders of at least 30% of the registrable securities and if the aggregate offering price is at least $2.0 million. All of these registration rights are subject to conditions and limitations. These rights will not terminate with respect to YPC until October 13, 2004. In the event PlanetRx effects another public offering, YPC has agreed that it will not sell or dispose of any of its Shares for a period specified by the managing underwriter (not to exceed 180 days), without the prior written consent of such underwriter, subject to certain conditions and limitations. A copy of the Investors' Rights Agreement, and the Amendment thereto, are filed as Exhibit 3 and Exhibit 4, respectively, to this Schedule 13D and incorporated herein by reference.

     PlanetRx also agreed to certain additional registration rights provisions attached as Exhibit B to the Contribution Agreement. Pursuant to these provisions, PlanetRx agreed, as soon as practicable after the closing of the transactions contemplated by the Contribution Agreement, to file a registration statement under the Securities Act covering one-half of the Shares and to use its best efforts to cause it to become effective within 180 days after such closing and to keep such registration statement effective until the earlier of
(x) two years after the closing, (y) the sale of all the Shares covered by the registration statement, and (z) the date on which all the Shares held by YPC may immediately be sold under Rule 144 under the Securities Act during any 90-day period. The obligations of PlanetRx are subject to certain conditions and limitations. PlanetRx has agreed to pay all expenses incurred in connection with such registration (other than fees and disbursements of separate counsel for YPC). A copy of the registration rights provisions are filed as Exhibit B to
Exhibit 1 to this Schedule 13D, and incorporated herein by reference.

                                    * * * * *

         The summary contained in this Schedule 13D of certain provisions of such agreements are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are incorporated by reference as exhibits hereto and incorporated by reference herein.

Item 7.       Material To Be Filed As Exhibits
Exhibit 1 Asset Contribution and Reorganization Agreement dated August 31, 1999 by and among PlanetRx.com, Inc., PRX Holdings, Inc., PRX Acquisition, Corp., YourPharmacy.com, Inc., and Express Scripts, Inc. (incorporated by reference to the Exhibit No. 2.1 to PlanetRx's Registration Statement on Form S-1, as amended (Registration Number 333-82485)).

Exhibit 2 Agreement dated August 31, 1999 by and among Express Scripts, Inc. and PlanetRx.com, Inc. (incorporated by reference to the Exhibit No. 10.17 to PlanetRx's Registration Statement on Form S-1, as amended (Registration Number 333-82485)).

Exhibit 3 Amended and Restated Investors' Rights Agreement dated as of June 3, 1999, (incorporated by reference to the Exhibit No. 4.2 to PlanetRx's Registration Statement on Form S-1, as amended (Registration Number 333-82485)).

Exhibit 4 Amendment of Amended and Restated Investors' Rights Agreement dated as of October 13, 1999 by and between PlanetRx.com, Inc. and YourPharmacy.com, Inc.

Exhibit 5 Lock-up Agreement dated as of October 13, 1999 between YourPharmacy.com, Inc.and Goldman Sachs & Co.

Exhibit 6       Agreement Regarding Joint Filing and Power of Attorney


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 21, 1999

                             EXPRESS SCRIPTS, INC.


                             By:                          *
                                 ------------------------------------------
                             Name:
                             Title:



                             YOURPHARMACY.COM, INC.


                             By:                          *
                                 ------------------------------------------
                             Name:
                             Title:



                              NEW YORK LIFE INSURANCE COMPANY


                              By:                          *
                                 ------------------------------------------
                              Name:
                              Title:



                              NYLIFE LLC


                              By:                          *
                                  ------------------------------------------
                              Name:
                              Title:


                              NYLIFE HEALTHCARE MANAGEMENT, INC.


                              By:                          *
                                  --------------------------------------------
                              Name:
                              Title:

By:      /s/ Keith J. Ebling
    --------------------------------
Name:    Keith J. Ebling
Title:   Authorized Agent and Attorney-in-Fact
         under Power of Attorney
         filed with this Schedule 13D

                                   Appendix A

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                        OFFICERS OF THE REPORTING PERSONS

     Directors and Executive Officers of Express Scripts, Inc. Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Express
Scripts, Inc. The principal address of Express Scripts, Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 13900 Riverport Drive, Maryland Heights, Missouri 63043, U.S.A. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with Express Scripts, Inc.


Name and Current              Present Principal Occupation or Employment
Business Address

TERENCE D. ARNDT         Terrence  D.  Arndt serves as
                         Senior Vice  President of Marketing.

HOWRAD I. ATKINS         Howard I.  Atkins serves as a
                         director and the Executive  Vice  President  and
                         Chief   Financial Officer  of  NYL.

STUART L. BASCOMB        Stuart  L.  Bascomb serves as  Executive  Vice
                         President  of  Sales  and Provider  Relations.

THOMAS M. BOUDREAU       Thomas M.  Boudreau serves as  Senior Vice President,
                         General Counsel and Secretary.

JUDITH E. CAMPBELL       Judith E. Campbell serves as a director and as
                         Chief  Information Officer  of  NYL.

ROBERT W. DAVIS          Robert W.  Davis serves as Senior
                         Vice President and Chief Information Systems Officer.

MARK O.  JOHNSON         Mark O.  Johnson serves as Senior Vice  President of
                         Integration.

RICHARD M. KERNAN,JR.    Richard M.  Kernan serves as a director and as the
                         Executive Vice President and Chief Investment
                         Officer of NYL.

LINDA L.LOGSDON          Linda  L.  Logsdon serves as Executive Vice President
                         of Health Management  Services.

DAVID A. LOWENBERG       David A.  Lowenberg serves as Chief Operating Officer.

RICHARD A. NORLING       Richard A. Norling serves as a director of ESI and as
                         the Chief  Executive  Officer  of  Premier,  Inc.

GEORGE PAZ               George  Paz serves  as  Senior  Vice
                         President  and Chief  Financial  Officer.

JOSEPH W. PLUM           Joseph  W.  Plum serves as Vice  President  and Chief
                         Accounting  Officer.

NATHAN J. SCHULTZ        Nathan J.  Schultz serves as Senior Vice  President
                         of  Pharmaceutical  Manufacturer Relations.

FREDERICK J. SIEVERT     Frederick J. Sievert serves as a director and as
                         the  Vice  Chairman  of NYL.

STEPHEN N. STEINIG       Stephen N. Steinig serves as a director and as the
                         Senior Vice  President and Chief  Actuary of NYL.

SEYMOUR STERNBERG        Seymour  Sternberg serves as a director and as the
                         Chairman,  President and Chief Executive Officer of
                         NYL.

BARRETT A. TOAN          Barrett  A.  Toan serves as President, Chief Executive
                         Officer, and a director.

HOWARD L. WALTMAN        Howard L.  Waltman serves as Chairman of the Board and
                         is the retired Chairman and Chief Executive Officer of Sanus Corp. Health Systems, which was a wholly-owned subsidiary of NYL and subsequently sold to Aetna US
                         Healthcare, Inc.

NORMAN ZACHARY           Norman Zachary serves as a director and is the retired
                         President of Logica Data Architechts, Inc. a consulting and software development company.

     Directors and Executive Officers of YourPharmacy.com, Inc. Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of YourPharmacy.com, Inc. The principal address of YourPharmacy.com, Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 13900 Riverport Drive, Maryland Heights, Missouri 63043, U.S.A. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with YourPharmacy.com, Inc.

  Name and Current                  Present Principal Occupation or Employment
  Business Address

BARRETT A. TOAN                     Chairman and  President. See the description
                                    of Mr. Toan appearing above.

GEORGE PAZ                          Vice President.  See the description of
                                    Mr. Paz appearing above.

THOMAS M. BOUDREAU                  Vice President and Secretary. See the
                                    description of Mr. Boudreau appearing above.


     Directors and Executive Officers of the New York Life Insurance Company. Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of New York Life Insurance Company. The principal address of New York Life Insurance Company and, unless otherwise indicated below, the current business address for each individual listed below is 51 Madison Avenue, New York, New York 10010, U.S.A. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with New York Life Insurance Company.


Name and Current
Business Address                Present Principal Occupation or Employment

RAVI AKHOURY                       Ravi Akhoury serves as an Executive Vice
                                   President.  Mr. Akhoury is chairman and
                                   chief executive officer of MacKay Shields
                                   LLC.

BETTY C. ALEWINE                   Betty C. Alewine serves as a director.
Comstat Corporation                Ms. Alewine is president and chief
6560 Rock Spring Drive             executive officer of COMSAT Corporation.
Bethesda, MD 20817

HOWARD ATKINS                      Howard I. Atkins serves as Executive Vice
                                   President and the Chief Financial Officer.

ROBERT M. BAYLIS                   Robert M. Baylis serves as a director.
                                   Mr. Baylis is a former vice chairman of
                                   CS First Boston, Inc.

GARY G. BENANAV                    Gary G. Benanav serves as an Executive Vice
                                   President.  Mr. Benanav is chairman and
                                   chief executive officer of New York Life
                                   International, Inc.

JAMES L. BROADHEAD                 James L. Broadhead serves as a director.
FPL Group, Inc.                    Mr. Broadhead is chairman of the board,
700 Universe Boulevard             president and chief executive officer of FPL
(P.O. Box 14000)                   Group, Inc.
Juno Beach, FL 33408

WILLIAM G. BURNS                   William G. Burns serves as a director.
                                   Mr. Burns is a former vice chairman of
                                   NYNEX Corporation.

PATRICIA T. CARBINE                Patricia T. Carbine serves as a director.
                                   Ms. Carbine is a co-founder and
                                   president of the Ms. Foundation for
                                   Education and Communication, Inc.

JUDITH E. CAMPBELL                 Judith E. Campbell serves as Senior Vice
                                   President and the Chief Information Officer.

JESSIE M. COLGATE                  Jessie M. Colgate serves as Senior Vice
                                   President.

KENT B. FOSTER                     Kent B. Foster serves as a director and is
GTE Corporation                    is president of GTE Corporation.
600 Hidden Ridge - EO4G29
Irving, TX 75038

CONRAD K. HARPER                   Conrad K. Harper served as a director.
Simpson Thacher & Bartlett         Mr. Harper is a partner in the
425 Lexington Avenue               law firm of Simpson Thacher & Bartlett.
New York, NY 10017-3954



SOLOMAN GOLDFINGER                 Solomon Goldfinger serves as Senior Vice
                                   President.

PHILLIP J. HILDEBRAND              Phillip J. Hildebrand serves as Executive
                                   Vice President.

HARRY G. HOHN                      Harry G. Hohn serves as a director.
                                   Mr. Hohn is a retired chairman of the board and chief executive officer of New York
                                   Life.

RICHARD M. KERNAN, JR.             Richard M. Kernan serves as a
                                   director and is the Executive Vice
                                   President and Chief Investment Officer.

LESLIE G. MCCRAW, JR.              Leslie G. McCraw,Jr. serves as a director.
Fluor  Corporation                 Mr. McCraw is a retired  chairman  and
100 Fluor Daniel Drive             chief  executive  officer  of  Fluor
Greenville, SC 29607-2762          Corporation.

MICHAEL J. MCLAUGHLIN              Michael J. McLaughlin serves as Senior
                                   Vice President and General Counsel.

DAVIDW. MITCHELL                   David W. Mitchell serves as a director.
                                   Mr. Mitchell is  a  retired   chairman
                                   and  chief executive officer of Avon
                                   Products, Inc.

RICHARD R. PIVIROTTO               Richard R. Pivirotto serves as a director.
                                   Mr. Pivirotto is a retired chairman of
                                   Associated Dry Goods Corporation.

FREDERICK J. SIEVERT               Frederick J. Sievert serves as Vice Chairman
                                   of the Board.

SEYMOUR STERNBERG                  Seymour Sternberg serves as Chairman of the
                                   Board, President and Chief Executive Officer.

GEORGE J. TRAPP                    George J. Trapp serves as Executive Vice
                                   President and Secretary.

GARY E. WENDLANDT                  Gary E. Wendlandt serves as Executive Vice
                                   President.


     Directors and Executive Officers of the NYLIFE LLC. Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of NYLIFE LLC. The principal address of NYLIFE LLC and, unless otherwise indicated below, the current business address for each individual listed below is 51 Madison Avenue, New York, New York 10010, U.S.A. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with NYLIFE LLC.

Name and Current
Business Address              Present Principal Occupation or Employment

RAVI AKHOURY             Ravi Akhoury serves as a Director.  See the description
                         of Mr. Akhoury above.

HOWARD I. ATKINS         Howard I. Atkins serves as a Director.  See the
                         description of Mr. Atkins above.

GARY G. BENANAV          Gary G. Benanav serves as a Director.  See the
                         description of Mr. Benanav above.

JUDITH E. CAMPBELL       Judith E. Campbell serves as a Director.  See the
                         description of Ms. Campbell above.

JESSIE M. COLGATE        Jessie M. Colgate serves as a Director.  See the
                         description of Ms. Colgate above.

THOMAS F.FLOURNOY,III    Thomas F. Flournoy, III serves as a Director and is a
                         consultant to NYL.

SOLOMON GOLDFINGER       Soloman Goldfinger serves as a Director.  See the
                         description of Mr. Goldfinger above.

PHILLIP J. HILDEBRAND    Phillip J. Hildebrand serves as a Director.  See the
                         description of Mr. Hildebrand above.

RICHARD M. KERNAN, JR.   Richard M. Kernan, Jr. serves as a Director.  See the
                         description of Mr. Kernan above.

MICHAEL J. MCLAUGHLIN    Michael J. McLaughlin serves as a Director.  See the
                         description of Mr. McLaughlin above.

FREDERICK J. SIEVERT     Frederick J. Sievert serves as a Director.  See the
                         description of Mr. Sievert above.

SEYMOUR STERNBERG        Seymour Sternberg serves as a Director and as
                         President.  See the description of Mr. Sternberg above.

GEORGE J. TRAPP          George J. Trapp serves as a Director.  See the
                         description of Mr. Trapp above.

JEAN E. HOYSTRADT        Jean E. Hoystradt serves as Senior Vice President,
                         Investments for NYL and NYLife.

MELBOURNE NUNES          Melbourne Nunes serves as Senior Vice President,  Legal
                         for NYL and NYLife.

ANNE F.  POLLACK         Anne F.  Pollack  serves  as  Senior  Vice
                         President, Individual Operations for NYL and NYLife.

STEPHEN C. ROUSSIN       Stephen C. Roussin serves as Senior Vice
                         President, Asset Management for NYL and NYLife.


     Directors and Executive Officers of the NYLIFE HealthCare Management, Inc. Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of NYLIFE HealthCare Management, Inc. The principal address of NYLIFE HealthCare Management, Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 51 Madison Avenue, New York, New York 10010, U.S.A. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with NYLIFE HealthCare Management, Inc.

Name and Current
Business Address                  Present Principal Occupation or Employment

HOWARD I. ATKINS             Howard  I.  Atkins  serves  as  Executive  Vice
                             President. See the description of Mr. Atkins above.

RICHARD M. KERNAN, JR.       Richard M. Kernan,  Jr. serves as a Director. See
                             the  description of Mr. Kernan above.

STEPHEN N. STEINIG           Stephen N.  Steinig  serves as  Executive  Vice
                             President.See the description of Mr. Steinig above.

SEYMOUR STERNBERG            Mr.Sternberg  serves as a Director and Chairman,
                             Chief Executive Officer and President. See the description of Mr. Sternberg above.

                                   Appendix B

The following transactions were effected by MacKay Shields LLC, an indirect wholly-owned investment advisory subsidiary of New York Life Insurance Company and a direct wholly-owned subsidiary of NYLIFE LLC, each of which is a Reporting Person described in Item 2 hereof, during the past 60 days in shares of Common Stock, par value $0.0001 per share, of PlanetRx.com, Inc., a Delaware corporation ("PlanetRx"), for a third party managed account:

--------------------------------------------------------------------------------
Date        Transaction            Number of Shares          Price Per Share
--------------------------------------------------------------------------------

10/6/99      Purchase                10,000                      $16.0000
10/6/99      Purchase                   100                      $16.0000
10/7/99      Sale                     5,000                      $26.8750
10/8/99      Sale                     5,100                      $25.1875

All purchases were made directly from underwriters in PlanetRx's initial public offering and all sales were made through brokerage transactions on the NASDAQ.